Exhibit 99.1 Press release

Samsung Licenses WiLAN Semiconductor Technology

Canadian company signs first licensee of its Qimonda patent portfolio and significantly increases its financial guidance

OTTAWA, Canada – June 2, 2015 – WiLAN (TSX:WIN) (NASD:WILN) announced that Samsung Electronics Co., Ltd. (“Samsung”) and WiLAN’s wholly-owned subsidiary, Polaris Innovations Limited (“Polaris”), have signed a multi-year license agreement related to the Qimonda patent portfolio acquired by WiLAN from Infineon Technologies AG (“Infineon”).

“We are pleased to have signed our first license to the Qimonda portfolio,” said Jim Skippen, President & CEO, WiLAN.  “The agreement with Samsung provides a promising start to this licensing program and confirms the value of the Qimonda portfolio.  WiLAN’s management believes that a significant percentage of the microchips currently being manufactured in the world today most likely are covered by claims associated with the patents in this portfolio.  Consequently, our team will be working hard to finalize additional license agreements for the portfolio, since many companies will likely want to take a license.”

The Qimonda portfolio of over 7,000 patents and applications includes technologies related to DRAM, FLASH memory, semiconductor processes, semiconductor manufacturing, lithography, packaging, semiconductor circuitry and memory interfaces.  The portfolio has broad relevance to many semiconductor products.  The issued patents in the portfolio have an average remaining life of over 8 years.  The portfolio includes approximately 5,000 US patents and applications.

The patented inventions in the portfolio were developed by Qimonda, Infineon and Siemens AG (“Siemens”). These companies have been pioneers in semiconductor design and manufacturing since 1953, when Siemens became the first company to successfully manufacture the ultra-pure silicon needed for semiconductor components. Qimonda, which had been a part of Infineon, went public in 2006 to form, at the time, the second largest DRAM manufacturer in the world.  Qimonda’s products included DRAM, graphics RAM, mobile RAM and FLASH memory.

WiLAN provided guidance on April 29, 2015 that it expected revenues for the second quarter of 2015 to be at least US $18.3 Million.  WiLAN now expects revenues for the second quarter of 2015 to be in excess of US $34 Million.

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PRESS RELEASE

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com                              © copyright Wi-LAN 20152